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TABLE OF CONTENTS

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS



August 21, 2001

The Annual Meeting of Shareholders of TRANSMATION, INC. (the "Company") will be held at the Hutchison House, 930 East Avenue, Rochester, New York, on Tuesday, August 21, 2001 at 12:00 noon, local time, for the following purposes more fully described in the accompanying proxy statement:

1. To elect four directors of the Company.

2. To consider and act upon a proposal to amend the Company's Employees' Stock Purchase Plan to increase the total number of shares available for purchase thereunder from 200,000 to 400,000.

3. To consider and act upon a proposal to amend the Company's Amended and Restated Directors' Stock Plan to increase the total number of shares available for awards thereunder from 200,000 to 400,000.

4. To consider and act upon a proposal to approve and ratify the selection of PricewaterhouseCoopers LLP as the Company's independent auditors for the fiscal year ending March 31, 2002.

5. To transact such other business as may properly come before the Meeting or any adjournments thereof.

The Board of Directors has fixed the close of business on June 25, 2001 as the record date for the determination of shareholders entitled to notice of and to vote at the Meeting and any adjournments thereof.


BY ORDER OF THE BOARD OF DIRECTORS

Peter J. Adamski
Secretary


Dated: July 17, 2001

TRANSMATION, INC.
10 Vantage Point Drive
Rochester, New York 14624

PROXY STATEMENT

GENERAL INFORMATION

This proxy statement is furnished to shareholders in connection with the solicitation of proxies by the Board of Directors of Transmation, Inc. (the "Company") to be used at the Annual Meeting of Shareholders of the Company which will be held on Tuesday, August 21, 2001, and at any adjournments thereof (the "Meeting"). This proxy statement and accompanying form of proxy are being first mailed to shareholders on or about July 17, 2001. The proxy, when properly executed and received by the Secretary of the Company prior to the Meeting, will be voted as therein specified unless revoked by filing with the Secretary prior to the Meeting a written revocation or a duly executed proxy bearing a later date. Unless authority to vote for one or more of the director nominees is specifically withheld according to the instructions, a signed proxy will be voted FOR the election of the four director nominees named herein and, unless otherwise indicated, FOR each of the other three proposals described in this proxy statement and the accompanying notice of meeting.

As of June 25, 2001, the record date for the Meeting, there were 6,075,966 shares of the Company's Common Stock, par value $.50 per share (the "Common Stock"), issued and outstanding. Only shareholders of record on the books of the Company at the close of business on June 25, 2001 are entitled to notice of and to vote at the Meeting. Each such shareholder is entitled to one vote for each share of Common Stock registered in his or her name. A majority of the outstanding Common Stock, represented in person or by proxy at the Meeting, will constitute a quorum for the transaction of all business. Directors are elected by a plurality of the votes cast at the Meeting with a quorum present. The affirmative vote of at least a majority of the shares of Common Stock present at the Meeting, in person or by proxy, and entitled to vote, without regard to broker non-votes, is required for approval of each of the other three proposals described in this proxy statement and the accompanying notice of meeting. Shares as to which "Abstain" has been selected on the accompanying proxy will be counted as shares present and entitled to vote for purposes of establishing a quorum, and will have the same effect as a vote against the matter.

Shareholders are entitled to cumulate votes in the election of directors provided a shareholder gives the President, a Vice President or the Secretary of the Company notice that he or she desires that voting at the Meeting be cumulative. Such notice must be in writing and must be given at least 48 hours before the time fixed for holding the Meeting. In addition, a formal announcement must be made at the commencement of the Meeting by the Chairman, the Secretary or by or on behalf of the shareholder, stating that such notice has been given. In the event the Company does not receive such notice within the prescribed time, shareholders will not be entitled to cumulate votes.

The cost of soliciting proxies will be borne by the Company. In addition to solicitation by use of the mails, directors, officers or regular employees of the Company, without extra compensation, may solicit proxies personally or by telephone or other telecommunication. In addition, the Company has retained Regan & Associates, Inc., a professional solicitation firm, which may assist in soliciting proxies for a fee estimated at $4,000, plus reimbursement of out-of-pocket expenses. The Company has requested persons holding stock for others in their names or in the names of nominees to forward soliciting material to the beneficial owners of such shares and will, if requested, reimburse such persons for their reasonable expenses in so doing.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
AND MANAGEMENT

The following table sets forth certain information as of June 25, 2001 regarding the only persons known to the Company to be a record or beneficial owner of more than 5% of the Common Stock.

Name and Address of Beneficial Owner	Number of Shares of Common Stock Beneficially Owned(1)	Percent of Class(1)
E. Lee Garelick 10 Vantage Point Drive Rochester, New York 14624	321,828(2)	5.3%
Dimensional Fund Advisors Inc. 1299 Ocean Avenue Santa Monica, CA 90401	358,400(3)	5.9

(1) As reported by such holders as of June 25, 2001 (except as otherwise stated in the other footnotes to this table), with percentages based on 6,075,966 shares issued and outstanding except where the holder has the right to receive shares within the next 60 days (as indicated in the other footnotes to this table), which would increase the number of shares owned by such holder and the number of shares outstanding.

(2) Includes 800 shares earned under the Directors' Stock Plan but not yet issued.

(3) The amount shown and the following information are derived from an amendment to Schedule 13G dated February 2, 2001: Dimensional Fund Advisors Inc. ("Dimensional"), an investment advisor registered under Section 203 of the Investment Advisors Act of 1940, furnishes investment advice to four investment companies registered under the Investment Company Act of 1940, and serves as investment manager to certain other commingled group trusts and separate accounts. These investment companies, trusts and accounts are the "Funds." In its role as investment advisor or manager, Dimensional has sole power to vote and sole power to dispose of all of the reported shares that are owned by the Funds. Dimensional disclaims beneficial ownership of such shares.

The following table sets forth certain information as of June 25, 2001 regarding the Common Stock held by (i) each director of the Company, (ii) each "Named Executive" (see "EXECUTIVE COMPENSATION" below), and (iii) all directors and executive officers of the Company as a group.

Name of Beneficial Owner	Number of Shares of Common Stock Beneficially Owned(1)	Percent of Class(1)
Francis R. Bradley (2)	2,600	-
Angelo J. Chiarella (3)	61,797	1.0%
E. Lee Garelick (4)	321,828	5.3
Nancy D. Hessler (5)	24,901	0.4
Robert G. Klimasewski (6)	260,061	4.1
Neil A. McCaw (7)	5,685	-
Paul D. Moore (8)	800	-
Cornelius J. Murphy (9)	54,530	0.9
Harvey J. Palmer (10)	50,115	0.8
Alan R. Sartain	11,302	0.2
Carl E. Sassano (11)	2,200	-
All directors and executive officers as a group (12 persons) (12)	795,819	12.58

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(1) As reported by such persons as of June 25, 2001, with percentages based on 6,075,966 shares issued and outstanding except where the person has the right to receive shares within the next 60 days (as indicated in the other footnotes to this table), which would increase the number of shares owned by such person and the number of shares outstanding. Negligible percentages have been omitted from the table.

(2) Includes 1,000 shares earned under the Directors' Stock Plan but not yet issued.

(3) Includes 6,400 shares jointly owned by Mr. Chiarella and his wife, presently exercisable warrants to purchase 8,000 shares, and 1,000 shares earned under the Directors' Stock Plan but not yet issued.

(4) Includes 800 shares earned under the Directors' Stock Plan but not yet issued.

(5) Includes 1,000 shares jointly owned by Ms. Hessler and her husband, presently exercisable warrants to purchase 4,000 shares, and 800 shares earned under the Directors' Stock Plan but not yet issued.

(6) Includes presently exercisable options to purchase 212,000 shares.

(7) Includes presently exercisable options to purchase 4,000 shares.

(8) Consists of 800 shares earned under the Director's Stock Plan but not yet issued.

(9) Includes presently exercisable warrants to purchase 8,000 shares, and 800 shares earned under the Directors' Stock Plan but not yet issued.

(10) Includes presently exercisable warrants to purchase 8,000 shares, and 1,000 shares earned under the Directors' Stock Plan but not yet issued.

(11) Includes 1,000 shares earned under the Directors' Stock Plan but not yet issued.

(12) Includes presently exercisable options and warrants to purchase 244,000 shares, and 7,200 shares earned under the Directors' Stock Plan but not yet issued.

3

ELECTION OF DIRECTORS

Four of the Company's nine directors are to be elected by the shareholders at the Meeting, three to hold office for a term expiring in 2004 and one to hold office for a term expiring in 2003, or until his or her successor is duly elected and qualifies.

The Board of Directors recommends the election of the four nominees named below. All of the nominees are currently directors of the Company. Unless authority to vote for one or more of the nominees is specifically withheld according to the instructions, proxies in the enclosed form will be voted FOR the election of each of the four nominees named below. The votes represented by such proxies may be cumulated if notice is given as described in "GENERAL INFORMATION" above.

The Board of Directors does not contemplate that any of the nominees will be unable to serve as a director, but if that contingency should occur prior to the voting of the proxies, the persons named in the enclosed proxy reserve the right to vote for such substitute nominee or nominees as they, in their discretion, shall determine.

Proposed for Election as Directors
at the 2001 Annual Meeting
for a Term Expiring in 2004

Name and Background	Director Since
Nancy D. Hessler, age 55, has been Director of Human Resources of Nortel Networks Corp., Wireless Internet Solutions Group, Rochester, New York (telecommunications systems) since October 1998. From May 1996 until September 1998, she was Group Manager of Human Resources for Rochester Gas and Electric Corporation, Rochester, New York (public utility). From 1991 until May 1996, Ms. Hessler served as Human Resource Manager of the Advanced Imaging Business Unit and as Manager of Sourcing for the General Services Division of Xerox Corporation.	1997
Robert G. Klimasewski, age 58, has served as President and Chief Executive Officer of the Company since December 1999. He served as Chairman of the Board of the Company from April 1998 until December 1999, and as President and Chief Executive Officer of the Company from June 1994 until April 1998. Until 2000, Mr. Klimasewski was also Vice Chairman of Burleigh Instruments, Inc., Rochester, New York (manufacturer of laser instrumentation and micropositioning equipment), which he founded in 1972. He also serves on the Board of Directors of VirtualScopics LLC, an early start-up software company in the pharmaceutical business.	1982
Paul D. Moore, age 50, was elected a director in May 2001 to fill a vacancy on the Board. Mr. Moore is a Senior Vice President of M&T Bank Corporation. He currently serves as Senior Credit Officer overseeing all corporate lending activity in the Rochester, Syracuse, Binghamton and Albany markets. During his 23-year career at M&T Bank, he previously was Commercial Banking Manager for the Rochester market and held various commercial loan positions in Buffalo.	2001

4

Proposed for Election as Director
at the 2001 Annual Meeting
for a Term Expiring in 2003

Name and Background	Director Since
Carl E. Sassano, age 51, was elected a director in October 2000 to fill a vacancy on the Board. Mr. Sassano is a corporate executive with 27 years' experience in leading health care businesses in various market situations. He was President and Chief Operating Officer of Bausch & Lomb, Inc. in 1999 and 2000. He also held positions in Bausch & Lomb, Inc. as President, Global Vision Care (1996-1999), President, Contact Lens Division (1994-1996), Group President (1993-1994) and President, Polymer Technology (1983-1992), a high growth subsidiary of Bausch & Lomb, Inc. Mr. Sassano is a Trustee of Rochester Institute of Technology, and a member of the Board of Directors of the University of Rochester Medical Center and the Eastman Dental Center Foundation.	2000

Directors Whose Terms Do Not Expire
at the 2001 Annual Meeting

The following table sets forth certain information with respect to each director of the Company whose term in office does not expire at the Meeting.

Name and Background	Director Since	Term Expires
Francis R. Bradley, age 55, retired in 2000 from E.I. DuPont de Nemours & Co., Inc., a global science and technology company, following a 32-year career. Mr. Bradley's last DuPont position was founding business manager for the DuPont Instrumentation Center. Prior to that, he held a series of managerial positions, including Engineering Test Center Manager and Materials Engineering Manager. He is currently an Executive Associate with Sullivan Engineering Company (engineering and construction) and consults independently on business and technology matters.	2000	2003
Angelo J. Chiarella A.I.A., age 67, has been Director of Planning for F.J.F. Architects, Rochester, New York, since February 1999. From November 1997 until April 1999, he served as Vice President in the Rochester, New York office of Arnold Industries (commercial real estate). From 1963 to November 1997, he served as President and Chief Executive Officer of Midtown Holdings Corp., Rochester, New York (commercial real estate). Mr. Chiarella also serves on the Board of Directors of Rochester Gas and Electric Corporation.	1967	2002
E. Lee Garelick, age 66, is retired. From April 1996 until March 1999, he was employed by the Company as a senior executive. From June 1979 until April 1996, he was President and part owner of Altek Industries Corp., Rochester, New York (manufacturer of calibration instrumentation), which was acquired by the Company in April 1996.	1996	2002
Cornelius J. Murphy, age 70, is Chairman of the Board of the Company and has served variously since 1995 as Chairman of the Board, Lead Director and Chairman of the Executive Committee of the Board. He has been Senior Vice President in the Rochester, New York office of Goodrich and Sherwood Company (human resources management consulting) since 1990. For over 35 years before that, he was employed by Eastman Kodak Company in various executive positions, including Senior Vice President and a Director in the office of the Chairman. Mr. Murphy also serves on the Board of Directors of Rochester Gas and Electric Corporation.	1991	2003

5

Name and Background	Director Since	Term Expires
Dr. Harvey J. Palmer, age 55, is Professor and Dean of the Kate Gleason College of Engineering at the Rochester Institute of Technology, Rochester, New York. Prior to that appointment, he was a Professor of Chemical Engineering at the University of Rochester from 1971 through June 2000, where he also held positions of Department Chair and Associate Dean of Graduate Studies.	1987	2002

Board Meetings and Committees of the Board

The Board of Directors held six meetings during the fiscal year ended March 31, 2001 ("Fiscal 2001"). Each director then in office attended at least 75% of the total of such Board meetings and meetings of Board Committees on which he or she served.

The Board of Directors has established, among other Committees, an Audit Committee, a Compensation, Benefits and Stock Options Committee, and a Committee on Directors, which serves as the nominating committee of the Board.

The current members of the Audit Committee are Mr. Sassano (Chair), Mr. Bradley, Mr. Chiarella and Dr. Palmer. The Committee reviews with PricewaterhouseCoopers LLP, the Company's independent auditors, the Company's financial statements and internal accounting procedures, PricewaterhouseCoopers LLP's auditing procedures and fees, and the possible effects of professional services upon the independence of PricewaterhouseCoopers LLP. The Audit Committee also makes recommendations to the Board regarding the selection of the Company's independent auditors, reviews the scope of audit and other services by the Company's independent auditors, reviews the accounting principles, auditing practices and procedures to be used for the Company's financial statements and reviews the results of those audits. The Company's Audit Committee Charter, adopted by the Board and included as Appendix A to this proxy statement, more specifically sets forth the duties and responsibilities of the Audit Committee. The Audit Committee's report relating to Fiscal 2001 appears on page 12 of this proxy statement. The Audit Committee held four meetings during Fiscal 2001.

The current members of the Compensation, Benefits and Stock Options Committee are Ms. Hessler (Chair), Mr. Bradley, Mr. Chiarella, Mr. Garelick, Mr. Murphy, Dr. Palmer and Mr. Sassano. The Committee makes recommendations to the Board with respect to compensation and benefits paid to the Company's management and acts as the Stock Option Committee of the Board (see "EXECUTIVE COMPENSATION" below). The Compensation, Benefits and Stock Options Committee held eight meetings during Fiscal 2001.

The current members of the Committee on Directors are Mr. Murphy (Chair), Ms. Hessler and Mr. Klimasewski. The Committee on Directors is charged with improving the training and performance of the Company's directors, as well as making nominations to the Board. It also considers and establishes procedures regarding nominations to the Board submitted by shareholders. The Committee held two meetings during Fiscal 2001. Shareholder recommendations for nomination to the Board should be sent to the Company, to the attention of the Chairman of the Board.

Directors' Compensation

The Company's Amended and Restated Directors' Stock Plan (the "Directors' Stock Plan") provides for automatic, non-discretionary awards of shares of Common Stock, in lieu of cash directors' fees, to each non-employee director who elects to participate. Currently, a maximum of 200,000 shares of Common Stock is available for awards under the Directors' Stock Plan. If the shareholders approve and ratify at the Meeting the proposed amendment to the Directors' Stock Plan, a maximum of 400,000 shares of Common Stock will be available for awards thereunder. For a detailed description of the Directors' Stock Plan and the proposed amendment, see "PROPOSAL TO APPROVE AND RATIFY AN AMENDMENT TO THE DIRECTORS' STOCK PLAN" below.

During Fiscal 2001, Mr. Bradley, Mr. Chiarella, Mr. Garelick, Ms. Hessler, Mr. Murphy, Dr. Palmer, Mr. Sassano and two former directors elected to participate in the Directors' Stock Plan, and an aggregate of 40,573 shares of Common Stock were so issued to them.

During Fiscal 2001, the Company also paid to Mr. Murphy $17,500 in cash and a bonus award of 952 shares of Common Stock (having a market value of $2,500 on the date of the award) for his additional services during the prior year as Chairman of the Board of the Company.

Directors who are also employees of the Company (currently, only Mr. Klimasewski) are paid no compensation for their services as directors.

Directors' Warrant Grants and Exercises

Pursuant to the Company's Amended and Restated Directors' Warrant Plan, during Fiscal 2001 each non-employee director of the Company then in office (Mr. Bradley, Mr. Chiarella, Mr. Garelick, Ms. Hessler, Mr. Murphy and Dr. Palmer) received an automatic, non-discretionary grant of a warrant, expiring on August 15, 2005, to purchase 4,000 shares of Common Stock at an exercise price of $2.9062 per share (the market price of the Common Stock on the grant date). Each warrant becomes exercisable in 1,000-share increments on specified dates provided that the market price of the Common Stock reaches and maintains certain specified levels; in any event, each warrant vests and becomes exercisable no later than August 16, 2004. None of such warrants is transferable except by will or intestacy, and during the director's lifetime they are exercisable only by the director. Unexercised warrants lapse 90 days after the date a director ceases to be a director of the Company.

No directors' warrants were exercised during Fiscal 2001.

EXECUTIVE OFFICERS

The Company is currently served by four executive officers, who are elected annually by the Board of Directors and serve until their successors are elected and qualify:

Robert G. Klimasewski, age 58, is President and Chief Executive Officer of the Company. Further information about Mr. Klimasewski is set forth under "ELECTION OF DIRECTORS" above.

Peter J. Adamski, age 47, has served as Vice President-Finance and Secretary of the Company since January 2001. He was Vice President-Finance and Chief Financial Officer of Hahn Automotive Warehouse, Inc. from 1998 until 2000. Mr. Adamski was employed by Bausch & Lomb, Inc. from 1995 to 1998 as a Director in Corporate Business Development and Strategic Global Sourcing. From 1979 to 1995, Mr. Adamski was employed by Johnson & Johnson (a health care products manufacturer) in various finance and merger and acquisition positions and during the last ten years served as a Controller of the McNeil Division, which manufacturers Tylenol. Mr. Adamski has also worked for Arthur Anderson & Co. as an auditor and is a Certified Public Accountant.

Neil A. McCaw, age 33, has served as the Company's President of Distribution Products since February 2000. Mr. McCaw has been employed by the Company since June 1990 in various positions, including during the preceding three years, General Manager of Customer Service, Director of Transcat's Measurement & Control Division, and Director of Transcat's e-commerce initiative, MetersandInstruments.com.

Alan R. Sartain, age 40, has served as the Company's President of Calibration Services since February 2000. From 1996 to 1999, he served as Vice President of Marketing and Sales for the Lab and Distributor Channel of the North American Vision Care Division of Bausch & Lomb, Inc. (healthcare eye products). Including his most recent position, Mr. Sartain was employed by Bausch & Lomb, Inc. for over 17 years in numerous marketing and sales positions.

Section 16(a) Beneficial Ownership Reporting Compliance

Since the 2000 Annual Meeting of Shareholders, Alan R. Sartain inadvertently filed late with the Securities and Exchange Commission (the "SEC") one report disclosing one transaction in the Common Stock beneficially owned by him. The report has since been filed, and all of the Company's directors and executive officers are now current in such filings. In making the foregoing statements, the Company has relied upon the written representations of its directors and executive officers and copies of the reports that they have filed with the SEC.

EXECUTIVE COMPENSATION

Shown on the table below is information on the annual and long-term compensation for services rendered to the Company in all capacities, for the fiscal years ended March 31, 2001, 2000 and 1999, paid by the Company to the Chief Executive Officer and all other executive officers who had total annual salary and bonus for Fiscal 2001 in excess of $100,000 (collectively, the "Named Executives").

Summary Compensation Table

Name and Principal Position	Fiscal Year	Annual Compensation			Long Term Compensation	All Other Compensation ($)(1)(3)
		Salary ($)(1)	Bonus or Performance Award ($)(1)	Other Annual Compensation ($)(2)	Option Grants (#)	
Robert G. Klimasewski	2001	$275,000	0	0	0	$50,964(4)
President and Chief	2000	199,519	0	0	200,000	0
Executive Officer	1999	175,000	$50,000	0	20,000	0
Alan R. Sartain	2001	155,000	0	0	0	2,460
President of Calibration	2000	13,462	0	0	50,000	0
Services(5)						
Neil A. McCaw	2001	115,000	25,000	0	0	4,728
President of Distribution	2000	56,012	13,276	0	30,000	2,113
Products(6)						

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(1) The amounts shown include cash compensation earned during the fiscal year indicated (whether paid during or subsequent to that year) as well as cash compensation deferred at the election of the Named Executive into the Company's Long Term Savings and Deferred Profit Sharing Plan (the "401(k) Plan").

(2) Does not include the value of perquisites and other personal benefits because the aggregate amount of such compensation for any year does not exceed 10% of the total amount of annual salary and bonus for any Named Executive.

(3) Except as described in footnote (4) to this table, the amounts shown reflect the Company's contributions to the 401(k) Plan.

(4) Includes a one-time $48,970 reimbursement for the cost of Company-provided health benefits which Mr. Klimasewski had waived since 1994.

(5) Mr. Sartain joined the Company in February 2000.

(6) Mr. McCaw has served as an executive officer since February 2000, but the information shown for Fiscal 2000 includes compensation paid him for the entire fiscal year.

Stock Options

No stock options were granted to the Named Executives during Fiscal 2001. The Company has no provision for stock appreciation rights.

Shown below is information with respect to (i) options exercised by the Named Executives during Fiscal 2001 and (ii) unexercised options held by the Named Executives at the end of Fiscal 2001.

Aggregated Option Exercises in Fiscal 2001 and Fiscal Year-End Option Values*

Name	Shares Acquired on Exercise (#)	Value Realized ($)	Unexercised Options Held at FY-End (#)		Value of All Unexercised In-the-Money Options at FY-End($)(1)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Robert G. Klimasewski	0	–	212,000	220,000	–	–
Alan R. Sartain	0	–	0	50,000	–	–
Neil A. McCaw	0	–	4,000	34,000	–	–

* Numbers of shares and per share prices have been retroactively adjusted to give effect to a 2-for-1 stock split in the form of a stock dividend paid in July 1997.

(1) Expressed as the excess of the market value of the Common Stock at fiscal year-end ($1.625 per share) over the exercise price of each option. All of such options have exercise prices in excess of $1.625 per share.

Employment Agreements

The provisions of the Company's employment agreement with Robert G. Klimasewski covering Fiscal 2001 are described in "EXECUTIVE COMPENSATION – REPORT OF THE COMPENSATION, BENEFITS AND STOCK OPTIONS COMMITTEE WITH RESPECT TO EXECUTIVE COMPENSATION – CHIEF EXECUTIVE OFFICER COMPENSATION" below.

Effective January 29, 2001, Peter J. Adamski was elected Vice President-Finance and Chief Financial Officer of the Company. At that time, Mr. Adamski and the Company entered into an employment agreement, expiring January 28, 2004, providing for an annual salary of $195,000 during the first year of the agreement's term, $220,000 during the second year of the agreement's term, and $238,000 during the third year of the agreement's term. In addition, the employment agreement provides for an annual cash bonus under the Company's Annual Executive Bonus Plan, and certain other benefits that are provided to the Company's other senior executives. In addition, during the first year of the employment agreement, the Company is obligated to pay to Mr. Adamski a bonus amounting to $25,000 pursuant to a stated formula. The employment agreement also provided for the grant to Mr. Adamski of a 75,000-share incentive stock option during Fiscal 2001. If the Company terminates the employment agreement without cause (as defined therein), Mr. Adamski is entitled to severance in an amount equal to the greater of the total compensation (including bonuses, benefits and other compensation, if any) payable to him during the 12 months immediately preceding the termination date or the total compensation that would have been payable from the date of termination to the expiration of the contract. Mr. Adamski's employment agreement prohibits him from engaging, during its term, in any business that is in competition with the Company, and requires him indefinitely to keep confidential the Company's trade secrets.

Report of the Compensation, Benefits and Stock Options Committee With Respect to Executive Compensation

The following report of the Compensation, Benefits and Stock Options Committee (the "Committee") applies to the compensation of all of the Company's senior executives, including Robert G. Klimasewski, the Chief Executive Officer, except to the extent that certain elements of Mr. Klimasewski's and Mr. Adamski's compensation are fixed pursuant to contract with the Company (see "CHIEF EXECUTIVE OFFICER COMPENSATION" later in this Report and "EXECUTIVE COMPENSATION – EMPLOYMENT AGREEMENTS" above).

Executive Compensation Philosophy. The goals of the Company's executive compensation program are to align compensation with business objectives and performance, and to enable the Company to attract, retain and reward executives who contribute to the short-term and long-term success of the Company and each of its operating divisions and contribute to increasing shareholder value. The Company attempts to compensate its executives competitively. To ensure that compensation is competitive, the Company periodically compares its compensation practices with those of comparable companies and adjusts its compensation parameters based on this review. More importantly, the Company's executive compensation program is intended to compensate sustained performance. Executives are rewarded based upon corporate performance, divisional performance and individual performance. Corporate performance and divisional performance are evaluated by reviewing the extent to which strategic and business plan goals are met, including such factors as operating profit and performance relative to benchmarks. Individual performance is evaluated by reviewing organizational and management development progress against set objectives and goals. The primary criteria for the awarding of incentive compensation are as follows:

- Company-wide profitability in excess of an annually predetermined amount is generally a prerequisite to the payment of any incentive compensation, so that every executive is motivated to achieve profitability for the entire Company.

- Incentive compensation is measured by the Company's and each operating division's success in meeting key line items in the Company's budget, particularly profits.

- Divisional success for purposes of incentive compensation is measured by sales, gross margin and divisional profitability.

- Leadership is rewarded, as is the extent to which an individual sets, meets and exceeds goals that are beneficial to the Company's long-term success.

- Controlling expenses, as measured against budget, is rewarded.

Annually, the Committee reviews with the Chief Executive Officer and approves, with any modifications it deems appropriate, an annual salary plan for the executives other than those officers whose salaries are fixed by contract approved by the Board of Directors. This salary plan is developed under the ultimate direction of the Chief Executive Officer based on industry peer group information and performance judgments as to the past and expected future contributions of each executive.

Prior to the start of each fiscal year, the Chief Executive Officer sets individualized objectives and key goals for each of the Company's executives in keeping with the criteria set forth above. During each fiscal year, the Chief Executive Officer gives executives ongoing feedback on performance. After the end of the fiscal year, the Chief Executive Officer evaluates each executive's accomplishment of objectives and attainment of key goals and provides summaries of performance appraisals to the Committee along with recommendations on salary, bonuses and stock options. The performance appraisals and recommendations are considered by the Committee in deciding whether to grant performance awards and in establishing the base salary for executives for the next fiscal year. Similar objective-setting, feedback and evaluation with respect to the Chief Executive Officer's performance are provided by the Chairman of the Board.

Executive Compensation Program. The Company's executive compensation program is structured to attract and retain key executives capable of improving products and services, promoting technological innovation, fostering teamwork, motivating employees and accomplishing and integrating acquisitions, all with the ultimate goal of improving profitability and enhancing shareholder value.

The annual compensation paid to executives consists of a base salary, cash bonuses and, in some circumstances, performance awards and stock bonuses. Salaries are reviewed by the Committee at least annually, and may be changed based on (i) information derived from the evaluation procedures described above and a determination that an individual's contributions to the Company have increased or decreased, (ii) changes in competitive compensation levels, and/or (iii) changes in the Company's business prospects.

The Company's Annual Executive Bonus Plan, which is formulated and approved annually by the Committee, provides for the payment of cash bonuses. Under this Plan, the Company must first make a profit at a level determined annually by the Committee before any bonuses are paid to executives. Once that threshold is reached, a bonus pool is established from which a participating executive receives a bonus at a predetermined percentage of the pool. Based on the Company's financial performance in Fiscal 2001, one executive officer was awarded a cash bonus for Fiscal 2001 in the amount of $25,000.

In addition, performance awards may be granted by the Committee in the case of unique performance contributing to the Company's long-term success. No such awards were paid during Fiscal 2001.

Long-term incentives are intended to be provided through the grant of stock options under the Company's Amended and Restated 1993 Stock Option Plan (the "Option Plan"). The Committee views stock options as a means of aligning the long range interests of all employees, including executives, with those of the shareholders by providing them with the opportunity to build a meaningful stake in the Company. On occasion, the Company also grants options to employees pursuant to agreements not covered by the Option Plan. During Fiscal 2001, the Committee granted to an aggregate of 60 employees, at all levels of employment, options to purchase an aggregate of 317,640 shares of Common Stock, including options to purchase 75,000 shares granted to one executive officer. See "EXECUTIVE COMPENSATION – EMPLOYMENT AGREEMENTS" above.

Executives and other employees are also entitled to participate in the Company's Long-Term Savings and Deferred Profit Sharing Plan, a 401(k) plan.

Chief Executive Officer Compensation

Robert G. Klimasewski, the President and Chief Executive Officer, and the Company are parties to an employment agreement, expiring March 31, 2003, providing for an annual salary of $275,000 during the first year of the agreement's term, $300,000 during the second year of the agreement's term and $325,000 during the third year of the agreement's term. In addition, the employment agreement provides for an annual cash bonus under the Company's Annual Executive Bonus Plan, and certain other benefits that are provided to the Company's other senior executives. A bonus of $48,970 was payable to Mr. Klimasewski under the Annual Executive Bonus Plan for Fiscal 2001. The new employment agreement also provided for Mr. Klimasewski to receive in Fiscal 2001 a one-time payment of $73,077, representing the cost of Company-provided benefits waived by Mr. Klimasewski since the beginning of his employment with the Company in 1994. If the Company terminates the employment agreement without cause (as defined therein), Mr. Klimasewski is entitled to severance in an amount equal to the greater of the total compensation (including bonuses, benefits and other compensation, if any) payable to him during the 12 months immediately preceding the termination date or the total compensation that would have been payable from the date of termination to the expiration of the contract. Mr. Klimasewski's employment agreement prohibits him from engaging, during its term, in any business that is in competition with the Company, and requires him indefinitely to keep confidential the Company's trade secrets.

Based on its study and review of comparable companies, the Committee believes that Mr. Klimasewski's employment agreement fixed his total compensation for Fiscal 2001 at a level that is commensurate with amounts paid to other chief executive officers with comparable qualifications, experience, responsibilities and prior results at similarly positioned companies. It was approved by the Board of Directors on the Committee's recommendation, reflecting the Committee's assessment of Mr. Klimasewski's prior performance as the Company's Chief Executive Officer, and his proven ability and dedication to provide the leadership and vision necessary to return the Company to profitability, which the Company achieved in Fiscal 2001 under Mr. Klimasewski's leadership, and enhance the long-term value of the Company.

Compensation, Benefits and Stock Options Committee:

Nancy D. Hessler, *Chair*
Francis R. Bradley
Angelo J. Chiarella
E. Lee Garelick
Cornelius J. Murphy
Harvey J. Palmer
Carl E. Sassano

Insider Participation in Compensation, Benefits and Stock Options Committee

The Chief Executive Officer consults with the Committee. He participates in discussions of the Committee and makes recommendations to it, but he does not vote or otherwise participate in the Committee's ultimate determinations. The Board of Directors believes that it is wise and prudent to have the Chief Executive Officer so participate in the operations of the Committee because his evaluations and recommendations with respect to the compensation and benefits paid to executives other than himself are extremely valuable to the Committee. However, the Chief Executive Officer neither participates nor is otherwise involved in the deliberations of the Committee with respect to his own compensation and benefits.

Stock Price Performance Graph

The following graph sets forth a comparison of the cumulative total shareholder return on the Common Stock during the five-year period ended March 31, 2001 (based on the market price thereof and taking into account the 2-for-1 stock split in the form of a stock dividend paid by the Company in July 1997), with the cumulative total return of companies on the Standard & Poor's 500 Index and the Standard & Poor's Technology 500 Index.


COMPARISON OF CUMULATIVE TOTAL RETURN
Years Ending


Company/Index	Base Period Mar96	Mar97	Mar98	Mar99	Mar00	Mar01
TRANSMATION INC.	100	219.61	256.85	94.12	94.12	50.98
S&P 500 Index	100	119.82	177.34	210.08	247.77	194.06
TECHNOLOGY-500	100	135.19	204.31	327.73	580.25	231.81



Assumes $100 invested on March 31, 1996 in the Company's Common Stock, the companies comprising the Standard & Poor's 500 Index and the companies comprising the Standard & Poor's Technology 500 Index.

There can be no assurance that the Company's stock performance will continue into the future with the same or similar trends depicted in the graph above. The Company will neither make nor endorse any predictions as to future stock performance.


REPORT OF THE AUDIT COMMITTEE
TO SHAREHOLDERS


The Audit Committee of the Board of Directors is comprised of four members of the Company's Board of Directors, each of whom is independent pursuant to The Nasdaq Stock Market's listing standards. The duties and responsibilities of the Audit Committee are set forth in the Audit Committee Charter, which is included as Appendix A to this proxy statement. Among other things, the Audit Committee recommends to the Board that the Company's audited financial statements be included in the Company's Annual Report on Form 10-K, and recommends the selection of the independent auditors to audit the Company's books and records.

The Audit Committee has:

- reviewed and discussed the Company's audited financial statements for Fiscal 2001 with the Company's management and with PricewaterhouseCoopers LLP, the Company's independent auditors;

- discussed with the Company's independent auditors the matters required to be discussed by SAS 61 (Codification for Statements on Auditing Standards); and

- received and discussed the written disclosures and the letter from the Company's independent auditors required by Independence Standards Board Statement No. 1 (Independent Discussions with Audit Committees).

Based on such review and discussions with management and the independent auditors, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Company's Annual Report on Form 10-K for Fiscal 2001 for filing with the SEC.

Auditors' Fees

Audit Fees: For professional services rendered by them for the audit of the Company's annual financial statements for Fiscal 2001, and reviews of the financial statements included in the Company's Quarterly Reports on Form 10-Q for Fiscal 2001, PricewaterhouseCoopers LLP billed the Company fees in the aggregate amount of $92,000.

Financial Information Systems Design and Implementation Fees: PricewaterhouseCoopers LLP billed the Company no fees for professional services rendered by them for Fiscal 2001 in connection with financial information systems design and implementation.

All Other Fees: For professional services other than those described above rendered by them for Fiscal 2001, PricewaterhouseCoopers LLP billed the Company fees in the aggregate amount of $100,300.

The Audit Committee has considered whether the provision of services described above under "ALL OTHER FEES" is compatible with maintaining the independence of PricewaterhouseCoopers LLP.

Audit Committee:

Carl E. Sassano, *Chair*
Francis R. Bradley
Angelo J. Chiarella
Harvey J. Palmer

RELATED TRANSACTIONS

In 1996 the Company acquired Altek Industries Corp. ("Altek") from E. Lee Garelick (now a director of the Company) and James N. Wurtz. Pursuant to the stock purchase agreement providing for the acquisition: (i) until April 3, 2006, Mr. Garelick has "piggy-back" registration rights with respect to his shares of Common Stock, subject to certain conditions; and (ii) subject to the prior consent of the Company's lender, the Company has the right of first refusal to purchase, at an average market price, shares of Common Stock which Mr. Garelick proposes to dispose of (other than in certain transactions).

PROPOSAL TO APPROVE AND RATIFY AN AMENDMENT
TO THE EMPLOYEES' STOCK PURCHASE PLAN

Background and Purpose: The Transmation, Inc. Employees' Stock Purchase Plan (the "Purchase Plan") was initially approved by the shareholders at the 1995 Annual Meeting and amended by the shareholders at the 1996 and 1997 Annual Meetings. (The Board of Directors has also approved and adopted certain technical amendments to the Purchase Plan which did not require shareholder approval.) The Purchase Plan is intended to encourage ownership of Common Stock by present and future Company employees at all levels, and thereby provide to such employees the benefit of the incentive created by stock ownership. The Board of Directors believes that participation in the Purchase Plan will more fully align the interests of participating employees with those of the shareholders, increase the desire of participating employees to remain with the Company, bolster their efforts while employed by the Company, and help to attract other qualified applicants for employment.

Proposed Increase of Shares Available: The Purchase Plan currently provides for the purchase of up to 200,000 shares of Common Stock (subject to adjustments as described below). On June 20, 2001, the Board of Directors adopted, subject to approval by the shareholders at the Meeting, the proposed amendment to the Purchase Plan (the "Purchase Plan Amendment"). If approved by the shareholders, the Purchase Plan Amendment would increase the aggregate number of shares of Common Stock available for purchase to 400,000. As of June 20, 2001, 184,598 shares of Common Stock had been purchased under the Purchase Plan since it became effective on October 1, 1995. Thus, only 15,402 shares remain available for additional purchases. The Board of Directors believes that increasing the number of shares available for purchase under the Purchase Plan, and thus permitting the Company to continue to offer the Purchase Plan to its employees, would assist the Company in continuing to attract, hire, retain and motivate superior employees and thus contribute to the success of the Company.

Shares subject to the Purchase Plan may be either authorized but unissued shares or shares that were once issued and subsequently reacquired by the Company. In the event of a merger, consolidation, recapitalization, stock split or similar event, the aggregate number and kind of shares available for purchase under the Purchase Plan will be appropriately adjusted.

The following is a summary of the principal features of the Purchase Plan.

Eligible Employees: Employees of the Company (and of any subsidiary of the Company designated by the Board of Directors for participation) are eligible to participate in the Purchase Plan, provided that their customary employment is for more than 20 hours per week and they have been employed for at least six months. As of June 20, 2001, there were approximately 303 employees of the Company and its designated subsidiaries eligible to participate in the Purchase Plan.

Purchase of Shares: Eligible employees may participate by enrolling in the Purchase Plan and authorizing specified payroll deductions, of up to 10% of regular earnings, for the purchase of shares of Common Stock at a purchase price that is 85% of the then-current market value of the Common Stock. No participating employee may, during any calendar year, purchase shares through the Purchase Plan having an aggregate fair market value in excess of $25,000. In addition, a participating employee may not make purchases through the Purchase Plan if such purchases would cause him to own 5% or more of the then outstanding shares of Common Stock. Upon the death or termination of employment of any participating employee, any amount remaining in his payroll deduction account will be refunded to him or his estate.

Administration and Amendment: The Purchase Plan is currently administered by the Compensation, Benefits and Stock Options Committee or may be administered by such other committee appointed by the Board of Directors. Any such committee must be compromised of at least two disinterested members of the Board of Directors.

The Board of Directors may amend the Purchase Plan at any time, provided that shareholder approval is required for amendments that materially (i) increase the benefits accruing to participating employees, (ii) increase (other than pursuant to the adjustment provisions described above) the number of shares that may be issued under the Purchase Plan, or (iii) modify the requirements as to eligibility for participation. The Board of Directors may terminate the Purchase Plan at any time.

Securities Act Registration: If the Purchase Plan Amendment is approved by the shareholders, the Company intends to file with the SEC a Registration Statement on Form S-8 pursuant to the Securities Act of 1933, as amended (the "Securities Act"), registering the additional shares issuable pursuant to the Purchase Plan.

New Plan Benefits: The following table sets forth the number of shares of Common Stock actually purchased by the Named Executives and by certain groups of individuals pursuant to the Purchase Plan, and the dollar value of the benefit to them from participation in the Purchase Plan, during Fiscal 2001:

Employees' Stock Purchase Plan

Name and Position	Dollar Value ($)(1)	Number of Shares
Robert G. Klimasewski		
President and Chief Executive Officer	$ 1,131	4,330
Alan R. Sartain		
President of Calibration Services	223	1,093
Neil A. McCaw		
President of Distribution Products	177	728
All Executive Officers	1,531	6,151
All Directors Who Are Not Executive Officers	0	0
All Employees Who Are Not Executive Officers	10,116	37,357

(1) Expressed as the excess of the market value of the Common Stock on each date of purchase over the purchase price paid for such shares under the Purchase Plan (85% of the market value of the Common Stock on each date of purchase).

Required Vote and Board Recommendation: The affirmative vote of at least a majority of the shares of Common Stock present at the Meeting, in person or by proxy, and entitled to vote is required for the approval and ratification of the Purchase Plan Amendment. **The Board of Directors recommends a vote in favor of this proposal** and the persons named in the enclosed proxy (unless otherwise instructed therein) will vote such proxies FOR such proposal.

PROPOSAL TO APPROVE AND RATIFY AN AMENDMENT TO THE DIRECTORS' STOCK PLAN

Background and Purpose: The Transmation, Inc. Amended and Restated Directors' Stock Plan (the "Directors' Stock Plan") was initially approved by the shareholders at the 1995 Annual Meeting. It has been variously amended by the Board of Directors, in accordance with the terms of the Directors' Stock Plan, on multiple occasions since then. The Board of Directors believes that the Directors' Stock Plan fosters and promotes the Company's long-term financial best interests by attracting and retaining outstanding non-employee directors by allowing them to elect to participate in the Company's ownership through automatic, non-discretionary awards of shares of Common Stock in lieu of receiving cash directors' fees. The Directors' Stock Plan became effective on January 17, 1995 and is intended to comply with the provisions of Rule 16b-3 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Proposed Increase of Shares Available: Currently, a maximum of 200,000 shares of Common Stock may be issued under the Directors' Stock Plan (subject to adjustments as described below). On June 20, 2001, the Board of Directors adopted, subject to approval by the shareholders at the Meeting, the proposed amendment to the Directors' Stock Plan (the "Directors' Plan Amendment"). If approved by the shareholders, the Directors' Plan Amendment would increase the number of shares of Common Stock available to 400,000. As of June 20, 2001, 196,746 shares of Common Stock have been awarded under the Director's Stock Plan since it became effective. Thus, only 3,254 shares remain available for additional awards. The Board of Directors believes that increasing the number of shares available for purchase under the Directors' Stock Plan, and thus permitting the Company to continue to offer the Directors' Stock Plan to its non-employee directors, would assist the Company

15

in continuing to attract, hire, retain and motivate superior non-employee directors and contribute to the success of the Company.

Shares issued under the Directors' Stock Plan may be authorized but unissued shares of Common Stock or previously issued shares of Common Stock reacquired by the Company. In the event of a merger, consolidation, recapitalization, stock split or similar event, the aggregate number and kind of shares available for awards under the Directors' Stock Plan will be appropriately adjusted.

The following is a summary of the principal features of the Directors' Stock Plan.

Share Awards: Currently, under the Directors' Stock Plan, each non-employee director who elects to receive shares in lieu of cash (a "Participating Director") is paid (i) up to 2,666 shares (not to exceed $10,000 in value) as an annual retainer for such year, (ii) up to 400 shares (not to exceed $1,500 in value) for each regular or special meeting of the Board he or she attends during such year, and (iii) up to 200 shares (not to exceed $750 in value) for each Board Committee meeting he or she attends during such year (together, the "Share Awards"). Unless he elects to defer receipt, as described below, each Participating Director must include the value of the Share Awards in income for the year in which it is received.

Eligibility and Participation: Each member of the Company's Board of Directors who is not an employee of the Company or any of its subsidiaries is eligible to elect to participate in the Directors' Stock Plan. Elections to so participate are made annually. As of June 20, 2001, the Company had eight non-employee directors, all of whom have elected to participate in the Directors' Stock Plan during Fiscal 2002.

Deferring Receipt of Share Awards: Participating Directors may elect to defer receipt of Share Awards under the Directors' Stock Plan. For each Participating Director who elects deferral, the Company credits to a "Participant Stock Account" the number of shares deferred. The deferral period for the Participant Stock Account ends on October 15th of the year indicated in the first election to defer an award under the Directors' Stock Plan, but may be extended by the director by giving notice on the annual election form of his or her desire to extend further the deferral period for his or her Participant Stock Account; such notice must be received by the Company at least six months before the date on which payment of such award is scheduled to commence.

The number of shares credited to a Participant Stock Account are adjusted to reflect dividends paid on the shares during the deferral period, as well as stock splits, stock dividends, stock exchanges and other changes in capitalization. In addition, if there is a defined "Change of Control" during the deferral period, each Participant Stock Account is credited with cash in an amount equal to the consideration received by other shareholders on the date of the Change of Control. (After a Change of Control, all payments of the Participant Stock Accounts thereafter are made in cash instead of shares.)

At the expiration of the deferral period, the shares credited to a Participant Stock Account are paid to the Participating Director in a lump sum or installments, in accordance with the Participating Director's prior election. By deferring receipt of a Share Award, the value of the Share Award is not included in income until the time of payment, thereby deferring the taxation of the Share Award.

Administration and Amendment: The Directors' Stock Plan is self-effectuating. Determinations necessary or advisable for the administration or interpretation of the Directors' Stock Plan will be made by the Company's officers. The Board of Directors may suspend or terminate all or any portion of the Directors' Stock Plan at any time and may make such amendments to the Directors' Stock Plan as the Board deems advisable, provided that any amendment to the Directors' Stock Plan that changes the timing of Share Awards, the eligibility requirements for Participating Directors, or the number of shares subject to an award may not occur more frequently than once each six months, unless otherwise necessary to comply with the Internal Revenue Code or ERISA.

Securities Act Registration: If the Directors' Plan Amendment is approved by the shareholders, the Company intends to file with the SEC a Registration Statement on Form S-8 pursuant to the Securities Act registering the additional shares issuable pursuant to the Directors' Stock Plan.

New Plan Benefits: The following table sets forth the number of shares of Common Stock actually acquired by Named Executives and by certain groups of individuals pursuant to the Directors' Stock Plan, and the dollar value of the benefit to them from participation in the Directors' Stock Plan, during Fiscal 2001:

Director's Stock Plan

Name and Position	Dollar Value($)(1)	Number of Shares
Robert G. Klimasewski President and Chief Executive Officer	–	0
Alan R. Sartain President of Calibration Services	–	0
Neil A. McCaw President of Distribution Products	–	0
All Executive Officers	–	0
All Directors Who Are Not Executive Officers	$87,232	40,573
All Employees Who Are Not Executive Officers	–	0

(1) Expressed as the market value of the Common Stock on June 20, 2001 ($2.15 per share).

Required Vote and Board Recommendation: The affirmative vote of at least a majority of the shares of Common Stock present at the Meeting, in person or by proxy, and entitled to vote is required for the approval and ratification of the Directors' Plan Amendment. **The Board of Directors recommends a vote in favor of this proposal** and the persons named in the enclosed proxy (unless otherwise instructed therein) will vote such proxies FOR such proposal.

SELECTION OF INDEPENDENT AUDITORS

The firm of PricewaterhouseCoopers LLP, certified public accountants, served as the independent auditors of the Company for Fiscal 2001. In addition to the audit of the Fiscal 2001 financial statements, the Company engaged PricewaterhouseCoopers LLP to perform certain services for which it was paid professional fees. The Audit Committee of the Board of Directors considered the possible effect of such professional services on the independence of PricewaterhouseCoopers LLP and approved such services prior to their being rendered.

The Board of Directors has selected PricewaterhouseCoopers LLP as the Company's independent auditors for the fiscal year ending March 31, 2002. This selection will be presented to the shareholders for their approval at the Meeting. **The Board of Directors recommends a vote in favor of the proposal** to approve and ratify this selection, and the persons named in the enclosed proxy (unless otherwise instructed therein) will vote such proxies FOR this proposal. If the shareholders do not approve this selection, the Board of Directors will reconsider its choice.

The Company has been advised by PricewaterhouseCoopers LLP that a representative will be present at the Meeting and will be available to respond to appropriate questions. In addition, the Company intends to give such representative an opportunity to make any statements if he or she should so desire.

SHAREHOLDER PROPOSALS FOR 2002 ANNUAL MEETING

In order for any shareholder proposal to be included in the Company's proxy statement to be issued in connection with the 2002 Annual Meeting of Shareholders, the Company must receive such proposal at its principal executive office (Transmation, Inc., 10 Vantage Point Drive, Rochester, New York 14624, Attention: Peter J. Adamski, Secretary) no later than March 19, 2002. If such proposal is in compliance with all of the requirements of Rule 14a-8 under the Exchange Act, it will be included in the proxy statement and set forth on the form of proxy issued for such Annual Meeting. Shareholder proposals that are not submitted for inclusion in the Company's proxy materials pursuant to Rule 14a-8 under the Exchange Act may be brought before the 2002 Annual Meeting of Shareholders if notice thereof is received by the Company, as described immediately above, no later than June 2, 2002.

OTHER MATTERS

As of the date hereof, the Board of Directors does not know of any other matters that are to be presented for action at the Meeting. Should any other matter come before the Meeting, however, the persons named in the enclosed proxy will have discretionary authority to vote all proxies with respect to such matter in accordance with their judgment.

BY ORDER OF THE BOARD OF DIRECTORS

Peter J. Adamski
Secretary

Dated: July 17, 2001

18

Audit Committee Charter

I. PURPOSE

The primary function of the Audit Committee is to assist the Board of Directors in fulfilling its oversight responsibilities by reviewing: the financial reports and other financial information provided by the Corporation to any governmental body or the public; the Corporation's systems of internal controls regarding finance, accounting, legal compliance and ethics that Management and the Board have established; and the Corporation's auditing, accounting and financial reporting processes generally. Consistent with this function, the Audit Committee should encourage continuous improvement of, and should foster adherence to, the Corporation's policies, procedures and practices at all levels. The Audit Committee's primary duties and responsibilities are to:

- Serve as an independent and objective party to monitor the Corporation's financial reporting process and internal control system.

- Review and appraise the audit efforts of the Corporation's independent accountants.

- Prove an open avenue of communication among the independent accountants, financial and senior Management and the Board of Directors.

The Audit Committee will primarily fulfill these responsibilities by carrying out the activities enumerated in Section IV of this Charter.

II. COMPOSITION

The Audit Committee shall be comprised of three or more directors as determined by the Board, each of whom shall be independent directors, and free from any relationship that, in the opinion of the Board, would interfere with the exercise of his or her independent judgement as a member of the Committee. Independence for purposes of serving as a member of the Company's Audit Committee is established by determining that each committee member is independent as defined by independence rules as set forth by NASDAQ. All members of the Committee shall have the ability to read and understand fundamental financial statements, including the Company's balance sheet, income statement, and cash flow statement, and at least one member of the Committee shall have accounting or related financial management expertise including a current or past position as a Chief Executive or Financial Officer or other senior officer and financial oversight responsibilities.

The members of the Committee shall be elected by the Board at the annual organizational meeting of the Board or until their successors shall be duly elected and qualified. Unless a Chair is elected by the full Board, the members of the Committee may designate a Chair by majority vote of the full Committee membership.

III. MEETINGS

The Committee shall meet at least four times annually, or more frequently as circumstances dictate. As part of its job to foster open communication, the Committee should meet at least annually with Management and the independent accountants in separate executive sessions to discuss any matters that the Committee or each of these groups believe should be discussed privately. In addition, the Committee, or at least its Chair, should meet with the independent accountants and Management quarterly to review the Corporation's financials consistent with IV.4 below.

IV. RESPONSIBILITIES AND DUTIES

To fulfill its responsibilities and duties, the Audit Committee shall:

1. Review and update this Charter periodically, at least annually, as conditions dictate.

2. Review the organization's annual financial statements and any reports or other financial information submitted to any governmental body, or the public, including any certification, report, opinion, or review rendered by the independent accountants.

3. Review with financial Management and the independent accountants the 10-Q prior to its filing or prior to the release of earnings. The Chair of the Committee may represent the entire Committee for purposes of this review.

Independent Accountants

4. Recommend to the Board of Directors the selection of the independent accountants, considering independence and effectiveness and approve the fees and other compensation to be paid to the independent accountants. On an annual basis, the Committee should review and discuss with the accountants all significant relationships the accountants have with the Corporation to determine the accountants' independence.

5. Review the performance of the independent accountants and approve any proposed discharge of the independent accountants when circumstances warrant.

6. Periodically consult with the independent accountants out of the presence of Management about internal controls and the fullness and accuracy of the organization's financial statements.

Financial Reporting Processes

7. In consultation with the independent accountants, review the integrity of the organization's financial reporting processes, both internal and external.

8. Consider the independent accountants' judgements about the quality and appropriateness of the Corporation's accounting principles as applied in its financial reporting.

9. Consider and approve, if appropriate, major changes to the Corporation's auditing and accounting principles and practices as suggested by the independent accountants or Management.

Process Improvement

10. Establish regular and separate systems of reporting to the Audit Committee by both Management and the independent accountants regarding any significant judgements made in Management's preparation of the financial statements and the view of each as to the appropriateness of such judgements.

11. Following completion of the annual audit, review separately with Management and the independent accountants any significant difficulties encountered during the course of the audit, including any restrictions of the scope of work or access to required information.

12. Review any significant disagreement between Management and the independent accountants in connection with the preparation of the financial statements.

13. Review with the independent accountants and Management the extent to which changes or improvements in financial or accounting practices, as approved by the Audit Committee, have been implemented. (This review should be conducted at an appropriate time subsequent to implementation of changes or improvements, as decided by the Committee.)

Ethical and Legal Compliance

14. Establish, review and update periodically a Code of Ethical Conduct and ensure that Management has established a system to enforce this Code.

15. Review Management's monitoring of the Corporation's compliance with the organization's Ethical Code, and ensure that Management has the proper review system in place to ensure that the Corporation's financial statements, reports and other financial information disseminated to governmental organizations and the public satisfy legal requirements.

16. Review, with the organization's counsel, legal compliance matters including corporate securities trading policies.

17. Review, with the organization's counsel, any legal matter that could have a significant impact on the organization's financial statements.

18. Perform any other activities consistent with this Charter, the Corporation's By-Laws and governing law, as the Committee or the Board deems necessary or appropriate.

P R O X Y

TRANSMATION, INC.

The undersigned hereby appoints ROBERT G. KLIMASEWSKI and PETER J. ADAMSKI, and each of them, proxies for the undersigned with full power of substitution, to vote all shares of the Common Stock of TRANSMATION, INC. (the "Company") owned by the undersigned at the Annual Meeting of Shareholders to be held at the Hutchison House, 930 East Avenue, Rochester, New York, on Tuesday, August 21, 2001 at 12:00 noon, local time, and at any adjournment or adjournments thereof, reserving to such proxies the right to vote such shares cumulatively to elect the maximum number of nominees:

1. Election of Directors.

   ☐ FOR all nominees listed below *(except as marked to the contrary).* ☐ WITHHOLD AUTHORITY *to vote for all nominees listed below.*

   Instruction: To withhold authority to vote for any individual nominee, strike a line through the nominee's name listed below.

   Nancy D. Hessler   Robert G. Klimasewski   Paul D. Moore   Carl E. Sassano

2. Proposal to amend the Company's Employees' Stock Purchase Plan to increase the total number of shares available for purchase thereunder from 200,000 to 400,000.

   ☐ FOR   ☐ AGAINST   ☐ ABSTAIN

3. Proposal to amend the Company's Amended and Restated Directors' Stock Plan to increase the total number of shares available for awards thereunder from 200,000 to 400,000.

   ☐ FOR   ☐ AGAINST   ☐ ABSTAIN

4. Proposal to approve and ratify the selection of PricewaterhouseCoopers LLP as the Company's independent auditors for the fiscal year ending March 31, 2002.

   ☐ FOR   ☐ AGAINST   ☐ ABSTAIN

5. In their discretion, the proxies are authorized to vote upon such other business as may properly come before the Meeting.

(Continued and <u>to be signed</u> on reverse side)

(continued from other side)

This Proxy is solicited on behalf of the Board of Directors of the Company. This Proxy will be voted as specified by the undersigned. This proxy revokes any prior proxy given by the undersigned. **Unless authority to vote for one or more of the nominees is specifically withheld according to the instructions, a signed Proxy will be voted FOR the election of the four nominees for directors and, unless otherwise specified, FOR the other three proposals listed herein and described in the accompanying Proxy Statement.** The undersigned acknowledges receipt with this Proxy of a copy of the Notice of Annual Meeting and Proxy Statement dated July 17, 2001, describing more fully the proposals set forth herein.

Dated: _____, 2001

_____

_____

Signature(s) of shareholder(s)

Please date and sign name exactly as it appears hereon. Executors, administrators, trustees, etc. should so indicate when signing. If the shareholder is a corporation, the full corporate name should be inserted and the proxy signed by an officer of the corporation, indicating his title.